As filed with the Securities and Exchange Commission on May 19, 2006
Registration No. 333-133634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE EXPLORATION COMPANY OF DELAWARE, INC.
(Exact name of registrant as specified in its charter)

State of Delaware	1311	84-0793089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 North Loop 1604 East, Suite 250
San Antonio, Texas 78232
(210) 496-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Frank Russell, Esq.
General Counsel
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East, Suite 250
San Antonio, Texas 78232
(210) 496-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
J. Rowland Cook, Esq.
Jenkens & Gilchrist, P.C.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
Telephone: (512) 499-3800
Facsimile: (512) 499-3810

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to completion, dated May 19, 2006
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State or jurisdiction where the offer or sale is not permitted.

PROSPECTUS
3,133,333 Shares

The Exploration Company of Delaware, Inc.

Common Stock
___________________________

We are registering 3,133,333 shares of our common stock for resale by the selling stockholders identified in this prospectus. Specifically, this prospectus relates to the resale of:

•	an aggregate 3,000,000 shares of our common stock purchased by certain selling stockholders from the Company on April 4, 2006, in a private placement transaction; and

•	133,333 shares of our common stock issued to one of our directors in connection with the exercise of a warrant on January 25, 2006.

For a description of the plan of distribution of the resale shares, see page 17 of this prospectus. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is currently traded on The Nasdaq Capital MarketSM under the symbol “TXCO.” On May 15, 2006, the last reported sales price for our common stock was $10.67 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
________________________

The date of this prospectus is __________, 2006.

You should rely only on the information contained or incorporated or deemed to be incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The offered shares are not being offered in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

As used in this prospectus, “the Company,” “we,” “our,” “ours,” and “us” refer to The Exploration Company of Delaware, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise clearly indicated.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto incorporated by reference in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto before making an investment decision.

THE EXPLORATION COMPANY OF DELAWARE, INC.

Overview

The Exploration Company was incorporated in the State of Colorado in 1979 and reincorporated in the State of Delaware in 1999, becoming The Exploration Company of Delaware, Inc. Our trading symbol on The Nasdaq Capital MarketSM is “TXCO.” Our contact information is (1) by mail: 500 N. Loop 1604 East, Suite 250, San Antonio, Texas 78232, (2) by phone: (210) 496-5300. Our web site is www.txco.com. Information on our web site is not part of this prospectus.

Our primary business operation is exploration, development, and production of onshore domestic oil and gas reserves. We have a consistent record of long-term growth in proved oil and gas reserves, leasehold acreage position, production and cash flow through our established exploration and development programs. Our business strategy is to build stockholder value by acquiring undeveloped mineral interests and internally developing a multi-year drilling inventory through the use of advanced technologies, such as 3-D seismic and horizontal drilling. We strive to discover, develop and/or acquire more oil and gas reserves than we produce each year from these internally developed prospects. As opportunities arise, we may selectively participate with industry partners in prospects generated internally as well as by other parties. We attempt to maximize the value of our technical expertise by contributing our geological, geophysical and operational core competencies through joint ventures or other forms of strategic alliances with well capitalized industry partners in exchange for carried interests in seismic acquisitions, leasehold purchases and/or wells to be drilled. From time to time, we offer portions of our developed and undeveloped mineral interests for sale. We finance our activities through internally generated operating cash flows, as well as debt financing and equity offerings, or sale of interests in properties when favorable terms or opportunities are available.

Management’s ongoing strategy for improved stockholder value includes maintaining a focus on our core business of oil and gas exploration and production. This strategy allows us to attract recognized industry partners, expand our core area leasehold acreage, and increase our 3-D seismic database and interpretative skill set. This strategy, coupled with our drill bit success, allows us to grow our reserve base while maintaining a conservative debt profile. We have remained focused on the Maverick Basin and have successfully established a multi-year portfolio of drilling targets within our core area. To support our growing asset base in the Maverick Basin, we acquired a 69-mile natural gas gathering system in 2002, which we expanded to more than 90 miles of pipeline by 2005. The gathering system assures our access to North American markets, and enables us to realize higher prices for our natural gas and better share in proceeds from extraction of natural gas liquids.

Our established operating strategy includes the pursuit of multiple growth opportunities and diversified exploration targets within our core area of operations. We are well positioned to pursue new oil and gas reserves and expand our production base due to aggressively expanding our surrounding lease holdings where geology indicates the likely continuation of known or prospective oil and gas producing formations. The Maverick Basin offers a diversity of hydrocarbon-bearing horizons.

The Offering

Common stock covered hereby
3,133,333 shares of our common stock held by the selling stockholders, (1) 3,000,000 of which were purchased by certain selling stockholders from the Company on April 4, 2006 in a private placement transaction, and (2) 133,333 of which were issued to one of our directors in connection with the exercise of a warrant on January 25, 2006.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders.
Registration Rights
Pursuant to a registration rights agreement between the Company and the selling stockholders who purchased shares in the private placement, we have filed a registration statement, of which this prospectus is a part. We have agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and to use commercially reasonable efforts to keep the registration statement effective for a period that will terminate upon the earlier of (i) the date all shares purchased in the private placement and registered under the registration statement, as amended, have been sold, (ii) the date all such shares (other than those owned by affiliates of the Company) may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or (iii) April 4, 2008. If the registration statement is not declared effective on or before September 1, 2006, or if after effectiveness sales cannot be made pursuant to the registration statement (subject to certain limited exceptions), we are required to pay liquidated damages to each selling stockholder (holding shares purchased in the private placement) in an amount per month equal to 1% of the amount purchased by such selling stockholder from the Company in the private placement, limited to a total of 10%.

Pursuant to the terms of a warrant issued to one of our directors in February 2000 (prior to his election to our Board of Directors), we are required to include in the registration statement of which this prospectus is a part 133,333 shares of our common stock acquired by such director on January 25, 2006 upon the exercise of such warrant.

Nasdaq Capital MarketSM symbol	TXCO

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Risks Related to Our Business

Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities.

Oil and gas drilling is a high-risk activity.

Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we are often uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including, but not limited to, the following:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	inability to comply with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

Factors beyond our control affect our ability to market oil and gas.

Our ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the level of domestic production and imports of oil and gas;

•	the proximity of gas production to gas pipelines;

•	the availability of pipeline capacity;

•	the demand for oil and gas by utilities and other end users;

•	the availability of alternate fuel sources;

•	the effect of inclement weather;

•	state and federal regulation of oil and gas marketing; and

•	federal regulation of gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and gas or obtain favorable prices for our oil and gas could be adversely affected.

The marketability of our production may be dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of oil and gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We transport our crude oil through trucks that we do not own, and we deliver some of our natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future or may become inadequate for oil and gas volumes produced.

Oil and natural gas prices are volatile. A substantial decrease in oil and natural gas prices could adversely affect our financial results.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow or have outstanding under our bank credit facility is subject to semi-annual redeterminations. Oil prices are likely to affect us more than natural gas prices because approximately 70% of our proved reserves are oil. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the price of foreign oil and natural gas;

•	domestic governmental regulations and taxes;

•	the price and availability of alternative fuel sources;

•	weather conditions, including hurricanes and tropical storms in and around the Gulf of Mexico;

•	market uncertainty;

•	political conditions in oil and natural gas producing regions, including the Middle East; and

•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Also, oil and natural gas prices do not necessarily move in tandem. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect upon our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

Since the end of 1998, oil prices have gone from near historic low prices to historic highs. At the end of 1998, NYMEX oil prices were at historic lows of approximately $12.00 per Bbl, but have generally increased since that time, albeit with fluctuations. For 2005, NYMEX oil prices were high throughout the year, averaging over $56.00 per Bbl for 2005. During 2004 and 2005, the price we received for our heavier, sour crude oil did not correlate as well with NYMEX prices as it has historically. During 2002 and 2003, our average discount to NYMEX was $3.73 per Bbl and $3.60 per Bbl respectively. During 2004, this differential increased to $4.91 per Bbl for the year as a result of the price deterioration for heavier, sour crudes, and was even higher during the fourth quarter of 2004, averaging $6.48 per Bbl. During 2005, our oil differential averaged $6.33 per Bbl. We cannot control these market price swings and are subject to the market volatility for this type of oil. These price differentials relative to NYMEX prices can have as much of an impact on our profitability as does the volatility in the NYMEX oil prices.

Natural gas prices have also experienced volatility during the last few years. During 1999 natural gas prices averaged approximately $2.35 per Mcf and, like crude oil, have generally trended upward since that time, although with significant fluctuations along the way. During 2004 NYMEX natural gas prices averaged $6.23 per MMBtu and in 2005, averaged $8.97 per MMBtu.

We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

We make, and will continue to make, substantial capital expenditures for the exploration, acquisition and production of oil and gas reserves. Historically, we have financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financing. If our revenues or borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, we may have limited ability to expend the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following:

•	the availability of funds and information relating to a property;

•	the standards established by us for the minimum projected return on investment;

•	the availability of alternate fuel sources; and

•	the intermediate transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local gas gatherers. Many of these competitors possess greater financial and other resources than we do.

The inability to control other associated entities could adversely affect our business.

To the extent that we do not operate all of our properties, our success depends in part upon operations on certain properties in which we may have an interest along with other business entities. Because we have no control over such entities, we are able to neither direct their operations, nor ensure that their operations on our behalf will be completed in a timely and efficient manner. Any delays in such business entities’ operations could adversely affect our operations.

There are risks in acquiring producing properties.

We constantly evaluate opportunities to acquire oil and natural gas properties and frequently engage in bidding and negotiating for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects our risk profile.

A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This could occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

Operating hazards may adversely affect our ability to conduct business.

Our operations are subject to risks inherent in the oil and gas industry, including, but not limited to, the following:

•	blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, gas or well fluids;

•	fires;

•	pollution; and

•	other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Governmental regulations may impose liability for pollution damage or result in the interruption or termination of operations.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

Although we maintain several types of insurance to cover our operations, we may not be able to maintain adequate insurance in the future at rates we consider reasonable, or losses may exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Without limiting the generality of the foregoing, these laws and regulations may:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and

•	impose substantial liabilities for pollution resulting from our operations.

The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and gas industry in general.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

You should not place undue reliance on reserve information because reserve information represents estimates.

While estimates of our oil and gas reserves, and future net cash flows attributable to those reserves, were prepared by independent petroleum engineers, there are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

•	the available data;

•	assumptions regarding future oil and gas prices;

•	expenditures for future development and exploitation activities; and

•	engineering and geological interpretation and judgment.

Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. For the reserve calculations, oil was converted to gas equivalent at six Mcf of gas for one Bbl of oil. This ratio approximates the energy equivalency of gas to oil on a Btu basis. However, it may not represent the relative prices received from the sale of our oil and gas production.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this document were prepared by independent petroleum engineers in accordance with the rules of the SFAS 69 and the SEC. These estimates are not intended to represent the fair market value of our reserves.

Loss of executive officers or other key employees could adversely affect our business.

Our success is dependent upon the continued services and skills of our current executive management. The loss of services of any of these key personnel could have a negative impact on our business because of such personnel’s skills and industry experience and the difficulty of promptly finding qualified replacement personnel.

Our use of hedging arrangements could result in financial losses or reduce our income.

We sometimes engage in hedging arrangements to reduce our exposure to fluctuations in the prices of oil and natural gas for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including, without limitation, when:

•	production is less than expected;

•	the counterparty to the hedging contract defaults on our contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

Acquisition of entire businesses may be a component of our growth strategy; our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

While our business strategy does not currently contemplate the acquisition of entire businesses, it is possible that we might acquire entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to continue to identify business entities for acquisition or the inability to make acquisitions on terms that we consider economically acceptable. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions would be dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth would require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Risks Related to Our Common Stock

Our Rights Plan and certain provisions in our Restated Certificate of Incorporation may inhibit a takeover of the Company regardless of whether such takeover is in the best interest of our stockholders.

Our Rights Plan and certain provisions in our Restated Certificate of Incorporation could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction could be beneficial to our stockholders:

•
Our Rights Plan, commonly referred to as a "poison pill", provides that when any person or group acquires beneficial ownership of 15% or more of Company common stock, or commences a tender offer which would result in beneficial ownership of 15% or more of such stock, holders of rights under the Rights Plan will be entitled to purchase, at the Right's then current exercise price, shares of our common stock having a value of twice the Right's exercise price.

•
Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company.

•
Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year over a three-year period. Classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) we may include forward looking statements (as defined in the Reform Act) in oral or written public statements used by or on behalf of us with respect to our future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outlook,” “outcome,” “continue,” “remain,” “maintain,” “strive,” “trend” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

We caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. You should carefully read the risk factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

SELLING STOCKHOLDERS

We are registering for resale the shares covered by this prospectus on behalf of the selling stockholders identified below. All of the selling stockholders, except Alan L. Edgar, acquired the resale shares from us in a private placement on April 4, 2006 (referred to herein as the “private placement”). A.G. Edwards & Sons, Inc. and Harris Nesbitt Corp. served as co-placement agents in the private placement.

Alan L. Edgar, one of our directors, acquired the shares being registered for resale on January 25, 2006 upon the exercise of a warrant. Such warrant was issued to Mr. Edgar in February 2000 as partial consideration for investment advisory services he provided to us in connection with a private placement. Mr. Edgar was not a director of ours at the time he was awarded the warrant. The warrant granted Mr. Edgar the right to acquire 133,333 shares of our common stock at $3.00 per share.

We are registering the shares to permit the selling stockholders to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling stockholders;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•
the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

This table is prepared solely based on information supplied to us by the listed selling stockholders and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate 32,923,565 shares of our common stock issued and outstanding on April 7, 2006. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of April 7, 2006 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options or warrants, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares to be Beneficially Owned After the Offering
Selling Stockholders(1)	Number	Percentage		Number	Percentage
Capital Ventures International(2)	500,000	1.52%	500,000	0	*
Castlerigg Master Investments Ltd.(3)	238,100	*	238,100	0	*
Enable Growth Partners LP(4)	139,050	*	139,050	0	*
Enable Opportunity Partners LP(5)	22,858	*	22,858	0	*
Essex Alpha Fund, LLC(6)	7,100	*	7,100	0	*
Essex Natural Resources Fund, LP(7)	4,153	*	4,153	0	*
Essex Performance Fund, LP(8)	7,100	*	7,100	0	*
FrontPoint Energy Horizons Fund, L.P.(9)	291,000	*	100,000	191,000	*
Iroquois Master Fund Ltd.(10)	505,484	1.54%	505,484	0	*
Magnetar Capital Master Fund, Ltd(11)	285,715	*	285,715	0	*
New Discovery Fund Limited(12)	7,100	*	7,100	0	*
Nite Capital LP(13)	95,238	*	95,238	0	*
Pierce Diversified Strategy Master Fund LLC(14)	28,572	*	28,572	0	*
Satellite Fund I, L.P.(15)	4,000	*	4,000	0	*
Satellite Fund II, L.P.(16)	43,970	*	43,970	0	*
Satellite Fund IV, L.P.(17)	8,450	*	8,450	0	*
Satellite Overseas Fund, Ltd.(18)	123,030	*	123,030	0	*
Satellite Overseas Fund V, Ltd.(19)	9,070	*	9,070	0	*
Satellite Overseas Fund VI, Ltd.(20)	3,050	*	3,050	0	*
Satellite Overseas Fund VII, Ltd.(21)	7,590	*	7,590	0	*
Satellite Overseas Fund VIII, Ltd.(22)	8,590	*	8,590	0	*
Satellite Overseas Fund IX, Ltd.(23)	9,940	*	9,940	0	*
Smithfield Fiduciary LLC(24)	280,000	*	250,000	30,000	*
The Apogee Fund, Ltd.(25)	20,410	*	20,410	0	*
The Dalrymple Global Resources Fund, LP(26)	23,810	*	23,810	0	*
Truk International Fund, LP(27)	4,762	*	4,762	0	*
Truk Opportunity Fund, LLC(28)	42,858	*	42,858	0	*

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares to be Beneficially Owned After the Offering
Selling Stockholders(1)	Number	Percentage		Number	Percentage
UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage Master Limited(29)	213,750	*	213,750	0	*
UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage II Master Limited(30)	36,250	*	36,250	0	*
UBS O'Connor LLC fbo O'Connor PIPES Corporate Strategies Master Limited(31)	250,000	*	250,000	0	*
Alan L. Edgar(32)	291,433	*	133,333	158,100	*

*	Represents less than 1% of total shares outstanding.

(1)
Each of Capital Ventures International, Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, is an affiliate of a broker-dealer. Each of these selling stockholders purchased the shares being registered for resale in the ordinary course of business. Further, at the time of purchase, none of these selling stockholders has any agreements or understandings, directly or indirectly, with any person to distribute such shares. Except for the foregoing, according to information provided to us as of the date of filing, no other selling stockholder is a broker-dealer or affiliate of a broker-dealer.

(2)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any beneficial ownership of the shares held by Capital Ventures International. Capital Ventures International purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. The address of Capital Ventures International is c/o Heights Capital Management, 101 California Street, Suite 3250, San Francisco, CA 94111.

(3)
Sandell Asset Management Corp. (“SAMC”), is the investment manager of Castlerigg Master Investments Ltd. (“Master”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. The business address of each of these entities is as follows: c/o Sandell Asset Management Corp., 40 West 57th Street, New York, NY 10019. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

(4)
Mitch Levine, Managing Partner of Enable Growth Partners LP, has voting and investment control over these shares. Mr. Levine disclaims beneficial ownership of the shares held by Enable Growth Partners LP. The address of Enable Growth Partners LP is One Ferry Building, Suite 255, San Francisco, CA 94111.

(5)
Mitch Levine, Managing Partner of Enable Opportunity Partners LP, has voting and investment control over these shares. Mr. Levine disclaims beneficial ownership of the shares held by Enable Opportunity Partners LP. The address of Enable Opportunity Partners LP is One Ferry Building, Suite 255, San Francisco, CA 94111.

(6)
Essex Investment Management Co. is the managing member of Essex Alpha Fund, LLC and consequently has voting control and investment discretion over these shares. The address of Essex Alpha Fund, LLC is 125 High St., 29th Floor, Boston, MA 02110.

(7)
Essex Investment Management Co. is the general partner of Essex Natural Resources Fund, LP and consequently has voting control and investment discretion over these shares. The address of Essex Natural Resources Fund, LP is 125 High St., 29th Floor, Boston, MA 02110.

(8)
Essex Investment Management Co. is the general partner of Essex Performance Fund, LP and consequently has voting control and investment discretion over these shares. The address of Essex Performance Fund, LP is 125 High St., 29th Floor, Boston, MA 02110.

(9)
FrontPoint Energy Horizons Fund GP, LLC is the general partner of FrontPoint Energy Horizons Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Energy Horizons Fund GP, LLC and as such has voting and dispositive power over the shares held by FrontPoint Energy Horizons Fund, L.P. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the Board of Managers of FrontPoint Partners LLC and are members of its Management Committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Energy Horizons Fund GP, LLC each disclaim beneficial ownership of the shares held by FrontPoint Energy Horizons Fund, L.P. except for their pecuniary interest therein. The address of FrontPoint Energy Horizons Fund, L.P. is 2 Greenwich Plaza, Greenwich, CT 06830.

(10)
Joshua Silverman, the managing member of Iroquois Master Fund Ltd., may be deemed to have investment discretion and voting power over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership over the shares held by Iroquois Master Fund Ltd. The address of Iroquois Master Fund Ltd. is 641 Lexington Ave., 26th Floor, New York, NY 10022.

(11)
Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. and consequently has voting control and investment discretion over shares held by Magnetar Capital Master Fund, Ltd. Alec Litowitz has voting control over Supernova Management LLC, which is the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Both Magnetar Financial LLC and Mr. Litowitz disclaim beneficial ownership of the shares held by Magnetar Capital Master Fund, Ltd. The address of Magnetar Capital Master Fund, Ltd. is c/o Magnetar Financial LLC, 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(12)
Essex Investment Management Co. is the investment advisor of New Discovery Fund Limited and consequently has voting control and investment discretion over these shares. The address of New Discovery Fund is 125 High St., 29th Floor, Boston, MA 02110.

(13)
Nite Capital, LLC is the general partner of Nite Capital LP Keith Goodman is the managing member of Nite Capital, LLC. Mr. Goodman, in his capacity as the managing member of Nite Capital, LLC, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by Nite Capital LP. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital LP except to the extent of any indirect pecuniary interest therein. The address of Nite Capital LP is 100 East Cook Ave., Suite 201, Libertyville, IL 60048.

(14)
Mitch Levine, Managing Partner of Pierce Diversified Strategy Master Fund LLC, has voting and investment control over these shares. Mr. Levine disclaims beneficial ownership of the shares held by Pierce Diversified Strategy Master Fund LLC. The address of Pierce Diversified Strategy Master Fund LLC is One Ferry Building, Suite 255, San Francisco, CA 94111.

(15)
The General Partner of Satellite Fund I, L.P. is Satellite Advisors, L.L.C. The senior members of Satellite Advisors LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Fund I, L.P. Each of Satellite Advisors, L.L.C., and Messrs. Rosenblatt, Nechamkin and Sonnino disclaim beneficial ownership of the shares held by Satellite Fund I, L.P. The address of Satellite Fund I, L.P. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(16)
The General Partner of Satellite Fund II, L.P. is Satellite Advisors, L.L.C. The senior members of Satellite Advisors LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Fund II, L.P. Each of Satellite Advisors, L.L.C., and Messrs. Rosenblatt, Nechamkin and Sonnino disclaim beneficial ownership of the shares held by Satellite Fund II, L.P. The address of Satellite Fund II, L.P. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(17)
The General Partner of Satellite Fund IV, L.P. is Satellite Advisors, L.L.C. The senior members of Satellite Advisors LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Fund IV, L.P. Each of Satellite Advisors, L.L.C., and Messrs. Rosenblatt, Nechamkin and Sonnino disclaim beneficial ownership of the shares held by Satellite Fund IV, L.P. The address of Satellite Fund IV, L.P. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(18)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund, Ltd. The mailing address of Satellite Overseas Fund, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(19)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund V, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund V, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund V, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund V, Ltd. The mailing address of Satellite Overseas Fund V, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(20)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund VI, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund VI, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund VI, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund VI, Ltd. The mailing address of Satellite Overseas Fund VI, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(21)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund VII, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund VII, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund VII, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund VII, Ltd. The mailing address of Satellite Overseas Fund VII, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(22)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund VIII, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund VIII, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund VIII, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund VIII, Ltd. The mailing address of Satellite Overseas Fund VIII, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(23)
Satellite Asset Management, L.P. is the investment advisor of Satellite Overseas Fund IX, Ltd. and has discretionary investment trading authority over the shares held by Satellite Overseas Fund IX, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by Satellite Overseas Fund IX, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by Satellite Overseas Fund IX, Ltd. The mailing address of Satellite Overseas Fund IX, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(24)
Includes a warrant to purchase 30,000 shares of common stock. The warrant was not issued in connection with the April 4, 2006 private placement and the shares issuable upon the exercise of such warrant are not being registered hereunder. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares held by Smithfield Fiduciary LLC. The address of Smithfield Fiduciary LLC is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, NY 10019.

(25)
Satellite Asset Management, L.P. is the investment advisor of The Apogee Fund, Ltd. and has discretionary investment trading authority over the shares held by The Apogee Fund, Ltd. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC. The senior members of Satellite Fund Management, LLC are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, and each have voting and investment authority over the shares held by The Apogee Fund, Ltd., Satellite Asset Management, L.P. and Satellite Fund Management, LLC. Messrs. Rosenblatt, Nechamkin and Sonnino each disclaim beneficial ownership of the shares held by The Apogee Fund, Ltd. The mailing address of The Apogee Fund, Ltd. is 623 5th Avenue, 19th Floor, New York, NY 10022.

(26)
G. Paul Ferguson, the portfolio manager and a partner of The Dalrymple Global Resources Fund, LP, exercises voting control and investment power over the shares held by The Dalrymple Global Resources Fund, LP. The address of The Dalrymple Global Resources Fund, LP is 3300 Oak Lawn Ave., St. 650, Dallas, TX 75219.

(27)
Michael Fein and Stephen Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk Inernational Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP. The address of Truk International Fund, LP is One East 52nd Street, Sixth Floor, New York, NY 10022.

(28)
Michael Fein and Stephen Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC. The address of Truk Opportunity Fund, LLC is One East 52nd Street, Sixth Floor, New York, NY 10022.

(29)
UBS O'Connor LLC, the Investment Manager of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage Master Limited, has the power to direct the affairs of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage Master Limited, including decisions with respect to the voting and sale of shares of common stock. George Locasto is the managing director of UBS O'Connor LLC and as such directs its equity trading. The address of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(30)
UBS O'Connor LLC, the Investment Manager of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage II Master Limited, has the power to direct the affairs of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage II Master Limited, including decisions with respect to the voting and sale of shares of common stock. George Locasto is the managing director of UBS O'Connor LLC and as such directs its equity trading. The address of UBS O'Connor LLC fbo O'Connor Global Convertible Arbitrage II Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(31)
UBS O'Connor LLC, the Investment Manager of UBS O'Connor LLC fbo O'Connor PIPEs Corporate Strategies Master Limited, has the power to direct the affairs of UBS O'Connor LLC fbo O'Connor PIPEs Corporate Strategies Master Limited, including decisions with respect to the voting and sale of shares of common stock. George Locasto is the managing director of UBS O'Connor LLC and as such directs its equity trading. The address of UBS O'Connor LLC fbo O'Connor PIPEs Corporate Strategies Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(32)
Includes options to purchase 75,000 shares of common stock that are not being registered hereunder. Mr. Edgar has served as a director of the Company since May 2000. Mr. Edgar’s address is c/o The Exploration Company of Delaware, Inc., 500 North Loop 1604 East, Suite 250, San Antonio, Texas 78232.

REGISTRATION RIGHTS OF SELLING STOCKHOLDERS

Private Placement Registration Rights Agreement

We entered into a registration rights agreement with the selling stockholders who purchased in the private placement. Pursuant to such registration rights agreement, we have filed a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission (the “Commission”) relating to the resale of the registrable securities. When we use the term “registrable securities” in this section, we are referring to:

•	the shares of common stock offered by this prospectus that were purchased in the private placement; and

•	any other securities issued or issuable with respect to or in exchange for such shares.

Any particular securities constituting registrable securities will cease to be registrable securities when the securities:

•	have been sold pursuant to a registration statement;

•	have been sold to the public pursuant to Rule 144 under the Securities Act; or

•	are eligible for resale under Rule 144(k) under the Securities Act.

We have agreed to use commercially reasonable efforts to have the registration statement registering the registrable securities declared effective as soon as practicable. If (1) such registration statement is not declared effective by the Commission by September 1, 2006, or (2) after such registration statement has been declared effective by the Commission, sales cannot be made pursuant to such registration statement for any reason (subject to certain limited exceptions), then we are required to pay liquidated damages to each selling stockholder in an amount per month (or pro rata for any portion thereof) equal to 1% of the amount purchased by such selling stockholder from the Company in the private placement subject to a maximum of 10%.

Notwithstanding the foregoing, for not more than 20 consecutive days or for a total of not more than 60 days in any 12 month period, we may delay, suspend the use of, or withdraw any such registration statement or qualification of registrable securities if we in good faith determine that such registration statement, or the use thereof, would materially or adversely affect any material corporate event or would otherwise require disclosure of nonpublic information which our Board of Directors determines, in its reasonable judgment, (1) is not in our best interests at such time, or (2) an event which would cause the prospectus to contain an untrue statement of a material fact or omit a fact necessary to make the statements therein not misleading.

We have agreed with the selling stockholders (who purchased in the private placement) to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus (that were purchased in the private placement) have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which such shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) of the Securities Act, and (3) April 4, 2008

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

Under the registration rights agreement we have also agreed to:

•	pay all reasonable expenses of the registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the registration statement has become effective and the occurrence of any events effecting the accuracy or effectiveness of the registration statement; and

•	take other reasonable steps reasonably necessary to effect the registration of the registrable securities.

Alan L. Edgar Piggy-Back Registration Rights

Alan L. Edgar acquired the shares being registered for resale on January 25, 2006 upon the exercise of a warrant. Such warrant was issued to Mr. Edgar in February 2000 as partial consideration for investment advisory services he provided to the Company in connection with a private placement. The warrant granted Mr. Edgar the right to acquire 133,333 shares of the of the Company’s common stock at $3.00 per share.

Pursuant to the terms of the warrant, the Company agreed that, in the event it filed a registration statement with the Commission, it would at Mr. Edgar’s written request include any shares purchased under the warrant in such registration statement. Mr. Edgar provided written notice to the Company requesting that the Company include the 133,333 shares he purchased under the warrant in the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of common shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such common shares at a stipulated price per common share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling stockholders may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, our common shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders who purchased in the private placement to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) under the Securities Act and (3) April 4, 2008.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock. As of April 7, 2006, there were 32,923,565 shares of our common stock outstanding, held by approximately 1,100 stockholders of record, and no shares of our preferred stock are outstanding. As of April 7, 2006, 1,253,750 shares of our common stock were issuable pursuant to options granted under our existing stock option plan.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Restated Certificate of Incorporation expressly prohibits cumulative voting. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Our Board of Directors is authorized to issue preferred stock with voting and conversion rights which could adversely affect the voting power of the common stockholders without shareholder approval.

If we are liquidated or dissolved or distribute all of our assets, then after the preferential rights of holders of our preferred stock are satisfied, the holders of our common stock will share ratably in our assets that are legally available for distribution.

The holders of our common stock are entitled to receive dividends on an equal per share basis when, as and if declared by the Board of Directors out of legally available funds.

Preferred Stock

Our Restated Certificate of Incorporation authorizes our Board of Directors to provide for the issuance of preferred stock in one or more series. As of the date of this prospectus, no shares of our preferred stock were issued and outstanding. Our Board of Directors may establish by resolution the terms of any newly created series of preferred stock. Terms that may be established include:

•	the designation of the series and the number of shares to constitute such series;

•	whether the shares of such series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

•	the dividends, if any, payable on such series, and at what rates;

•
whether any dividends on the series will be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any shares of stock of any other class or any other series of preferred stock;

•	whether the shares of such series will be subject to our redemption, and, if so, the times, prices, and other terms and conditions of the redemption;

•	the amounts payable on shares of such series upon, and the rights of the holders of such series in, our voluntary or involuntary liquidation, dissolution or winding up of the Company;

•
whether the shares of the series will be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

•
whether the shares of the series will be convertible into, or exchangeable for, shares of any other class or series of our capital stock and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the price, and any other terms of conversion or exchange;

•
the limitations and restrictions, if any, to be effective while any shares of the series are outstanding upon the payment of dividends or the making of other distributions on, and upon our purchase, redemption, or other acquisition of our common shares, or any other class or series of our capital stock;

•	the conditions or restrictions, if any, upon the creation of our indebtedness or upon our issue of any additional stock, including additional shares of any series or class of our capital stock; and

•	any other powers, preferences, and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

The holders of our common stock may be adversely affected by future issuances of shares of our preferred stock, because preferred stock issued in the future may be designated with special rights or preferences superior to those of our common stock as to dividends, liquidation rights and voting rights. For example, our Board of Directors could designate a new class of preferred stock with a separate class right to approve a merger or sale of substantially all of our assets or other matters. Consequently, the issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company.

Stockholder Rights Plan

On June 29, 2000, we adopted a Rights Plan (the "Rights Plan") whereby a dividend of one preferred share purchase right (a "Right") was paid for each outstanding share of our common stock. The Rights are exercisable only if a person acquires beneficial ownership of 15% or more of our common stock (an "Acquiring Person"), or commences a tender offer which would result in beneficial ownership of 15% or more of such stock. When they become exercisable, each Right entitles the registered holder to purchase from us .001 share of Series A Preferred Stock, subject to adjustment under certain circumstances.

Upon the occurrence of certain events specified in the Rights Plan, each holder of a Right (other than an Acquiring Person) may purchase, at the Right's then current exercise price, shares of our common stock having a value of twice the Right's exercise price. In addition, if, after a person becomes an Acquiring Person, we are involved in a merger or other business combination transaction with another person in which we are not the surviving corporation, or under certain other circumstances, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of the other person having a value of twice the Right's exercise price. The Rights Plan generally may be amended by us without the approval of the holders of the Rights prior to the public announcement by us or an Acquiring Person that a person has become an Acquiring Person.

We designed the Rights Plan to enhance the Board's ability to prevent certain hostile takeover attempts. We believe that the Rights Plan may prevent an acquirer from depriving stockholders of the long-term value of their investment and to protect stockholders against attempts to acquire us by means of unfair or abusive takeover tactics. Notwithstanding the foregoing, the Rights Plan could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us even though such a transaction could be beneficial to our stockholders.

Unless redeemed by us earlier, the Rights will expire on June 29, 2010. We will generally be entitled to redeem the Rights in whole, but not in part, at $0.01 per Right, subject to adjustment. No Rights were exercisable under the Rights Agreement as of the date of this Prospectus.

Certain Anti-takeover Provisions of our Restated Certificate of Incorporation

Our Restated Certificate of Incorporation contains provisions which may prevent, discourage or delay any change in the control of the Company and may make it more difficult to remove a member of the Board of Directors or management. These provisions include:

Blank Check Preferred Stock

Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company. As discussed above, certain holders of our common stock have rights to purchase preferred stock in the event of a threatened change in control of the Company.

Staggered Board of Directors

Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year over a three-year period. Classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board.

Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders.

The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction could be beneficial to our stockholders. The classification of our Board also increases the likelihood the incumbent directors will retain their positions.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

We will use the net proceeds from the private placement, approximately $29.9 million, to increase drilling and development of the Glen Rose Porosity and San Miguel tar sand plays on our Maverick Basin acreage, and to fund our recent acquisition of a drilling rig.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Austin, Texas.

EXPERTS

Our financial statements as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 have been audited by Akin, Doherty, Klein & Feuge, P.C., an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Akin, Doherty Klein & Feuge, P.C. as experts in accounting and auditing.

Certain oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December, 31, 2005, was prepared by either DeGolyer and MacNaughton, William M. Cobb & Associates, Inc., or Netherland, Sewell & Associates, Inc., as indicated therein, in reliance upon the authority of such firms as experts in estimating proved oil and gas reserves.

WHERE YOU CAN FIND MORE INFORMATION

The Commission allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, excluding any disclosures therein that are furnished and not filed:

•	Our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006 filed on May 10, 2006;

•	our Schedule 14A filed April 12, 2006;

•	our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on March 30, 2006;

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 16, 2006; and

•	our Current Reports on Form 8-K filed on January 5, 2006, January 17, 2006, February 1, 2006, February 10, 2006, March 1, 2006, March 14, 2006, April 5, 2006, and April 6, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester. Request for these reports or documents may be made to Frank Russell, General Counsel, The Exploration Company of Delaware, Inc., 500 North Loop 1604 East, Suite 250, San Antonio, Texas 78232, (210) 496-5300. These reports and documents also may be accessed at our web site: www.txco.com.

Federal securities law requires us to file information with the Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the Commission. You can read and copy these documents at the public reference room maintained by the Commission at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public on the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-1 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

MATERIAL CHANGES

Since December 31, 2005, there have been no material changes in our affairs which have not been described in our Annual Report on Form 10-K/A, Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Reports on Form 8-K.

3,133,333 Shares

THE EXPLORATION COMPANY OF DELAWARE, INC.

Common Stock

PROSPECTUS

The date of this prospectus is ______________, 2006

Until _______ __, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. All amounts other than the filing fee for the registration statement are estimates. All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee	$4,039.96
Printing Fees and Expenses	$600.00
Legal Fees	$15,000.00
Accounting and Auditor Fees	$1,000.00
Miscellaneous Fees	$5,000.00
Total	$25,639.96

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain excepts set forth in the Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The right to indemnification set forth in the Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since May 19, 2003, the Company has made the following sales of securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

(1)    On April 7, 2006, the Company purchased an overriding royalty interest in oil and gas leases covering approximately 140,000 gross acres (approximately 135,000 net acres) located in Presidio and Brewster Counties for cash and the issuance of 61,335 shares of common stock to the seller.

(2)    On April 4, 2006, the Company sold 3,000,000 shares of common stock to certain institutional investors for net proceeds of $29.9 million.

(3)    On January 25, 2006, the Company issued 133,333 shares of common stock to a warrant holder (Alan L. Edgar). The exercise generated net proceeds of $399,999. The warrant was issued in a private placement in 2000.

(4)    On October 21, 2005, the Company purchased oil and gas leasehold working interests underlying approximately 135,000 gross acres (approximately 128,000 net acres) located in Presidio and Brewster Counties, in exchange for cash and the issuance of 450,000 shares of common stock to the seller.

(5)    On January 20, 2005, the Company issued 155,000 shares of common stock to a warrant holder. The exercise generated net proceeds of $445,625. The warrant was issued in a private placement in 1997.

(6)    On June 16, 2004, the Company purchased seismic permits and oil and gas lease option agreements covering 54,674 gross and net acres in Maverick, Kinney and Val Verde Counties in exchange for the issuance of 187,500 shares of common stock to the seller.

(7)    On May 20, 2004, the Company sold 4,266,667 shares of common stock to certain institutional investors for net proceeds of $15.0 million.

(8)    On May 20, 2004, the Company purchased oil and gas leasehold working interests underlying numerous small tracts in Maverick County for cash and the issuance of 123,750 shares of common stock to the seller.

(9)    On February 19, 2004, the Company issued 288,889 shares of common stock to a warrant holder. The exercise generated net proceeds of $814,667. The warrant was issued in a private placement in 2000.

(10)    On February 3, 2004, the Company issued 557,143 shares of common stock to a warrant holder. The exercise generated net proceeds of $1,571,143. The warrant was issued in a private placement in 2000.

(11)    On January 30, 2004, the Company issued 392,064 shares of common stock to a warrant holder. The exercise generated net proceeds of $1,105,620. The warrant was issued in a private placement in 2000.

(12)    On August 21, 2003, the Company sold 16,000 shares of Redeemable Preferred Stock, Series B, and 2.13 million shares of common stock to certain institutional investors for net proceeds of $15.0 million.

All of the foregoing issuances were made by the Company without registration in reliance on an exemption from registration under Section 4(2) of the Securities Act, because the offers and sales were made to a limited number of investors in private transactions.

ITEM 16. EXHIBITS.

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of The Exploration Company of Delaware, Inc.	10-K	3.1	03/16/2006
3.2	Amended and Restated Bylaws of The Exploration Company of Delaware, Inc.	S-8 (333-87986)	3.1	05/10/2002
4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	04/28/2006
4.2	Registrant’s Rights Agreement, which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, Form of Right Certificate; as Exhibit C thereto, Summary of Rights to Purchase Preferred Shares.	8-K	4.1	06/29/2000
4.3	Subscription Agreement among The Exploration Company of Delaware, Inc., Kayne Anderson Energy Fund lI, L.P. and Gryphon Master Fund, L.P., dated as of August 1, 2003.	8-K	4.1	08/21/2004
4.4	Certificate of Designation of Redeemable Preferred Stock, Series B of The Exploration Company of Delaware, Inc.	8-K	4.2	08/21/2004
4.5	Rights Agreement, between the Registrant and Kayne Anderson Energy Fund II, L.P. and Gryphon Master Fund, L.P.	8-K	4.3	08/21/2004
4.6	Amendment to Subscription Agreement, dated August 5, 2003.	8-K	4.4	08/21/2004
4.7	Credit Agreement between the Registrant and Guaranty Bank, GSB, dated June 30, 2004.	10-Q	4	08/09/2004
4.8	First Amendment to Credit Agreement between the Registrant and Guaranty Bank, FSB as Lender, Effective as of March 24, 2005.	10-Q	4.1	05/10/2005
4.9	Waiver and Second Amendment to Credit Agreement, effective August 23, 2005.	10-Q	4.1	11/09/2005
4.10	Third Amendment to Credit Agreement between the Registrant and Guaranty Bank, FSB as Lender, Effective as of December 15, 2005.	10-K	4.9	03/16/2006
4.11	Form of Purchase Agreement dated March 30, 2006 by and among the Exploration Company of Delaware, Inc, and certain institutional investors	8-K	10.1	04/05/2006

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
4.12	Form of Registration Rights Agreement dated April 4, 2006 by and among the Exploration Company of Delaware, Inc, and certain institutional investors.	8-K	10.2	04/05/2006
5.1	Opinion and Consent of Jenkens & Gilchrist, P.C.	S-1	5.1	04/28/2006
10.1*	Employment Agreement between the Registrant and James E. Sigmon dated October 1, 1984.	10-K	10.1	11/27/1985
10.2*	1995 Flexible Incentive Plan.	DEF14A		04/28/1995
10.3*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		02/02/1999
10.4*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		04/16/2001
10.5*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		04/25/2003
10.6	Registrant’s Audit Committee Charter, as revised in January 2004, filed as Exhibit 10.21 to registrant’s Annual Report on Form 10-K, dated March 15, 2004.	10-K	10.21	03/15/2004
10.7	Energy Option Transaction Confirmation dated October 5, 2004, between the registrant and Macquarie Bank Limited OBU.	10-Q	10.1	11/09/2004
10.8	Letter of Credit Agreement dated October 7, 2004, between the registrant and Guaranty Bank.	10-Q	10.2	11/09/2004
10.9*	Sample of Amended and Restated Change of Control Letter Agreements issued to all employees during December 2004.	8-K	10.1	12/17/2004
10.10	Asset Exchange Agreement by and between Arrow River Energy, L.P. and the Registrant dated February 11, 2005.	10-Q	10.1	05/10/2005
10.11	Irrevocable Letter of Credit benefiting Coral Energy Holdings, L.P. issued March 7, 2005.	10-Q	10.2	05/10/2005
10.12	Purchase and Sale Agreement by and between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.1	11/09/2005
10.13	Assignment of Bill of Sale and Conveyance - Southern Lands between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.2	11/09/2005
10.14	Partial Assignment of Oil, Gas and Mineral Leases -Northern Lands between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.3	11/09/2005

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.15	Assignment - Comanche Ranch between the Registrant and CMR Energy, L. P. effective September 1, 2005.	10-Q	10.4	11/09/2005
10.16	Assignment - Glen Rose Rights between the Registrant and CMR Energy, L. P. effective September 1, 2005.	10-Q	10.5	11/09/2005
10.17	Affidavit of Non-Foreign Status between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.6	11/09/2005
10.18	Seismic Data License Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.7	11/09/2005
10.19	Transition Services Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.8	11/09/2005
10.20	Partial Release of Liens and Security Interests between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.9	11/09/2005
10.21	Operating Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.10	11/09/2005
10.22	Release and Reassignment of Net Profits Interest between Registrant and Arrow River Energy L. P. effective September 1, 2005.	10-Q	10.11	11/09/2005
10.23	Sample Form of Restricted Stock Award	10-Q	10.1	05/10/2006
14.1	Code of Ethical Conduct for Senior Officers and Financial Managers.	10-K	14	03/15/2004
14.2	Code of Conduct for All Employees and Directors.	10-Q	14	05/10/2004
21.1	Subsidiaries of Registrant	S-1	21.1	04/28/2006
23.1	Consent of Jenkens & Gilchrist, P.C. (included in the Opinion filed as Exhibit 5.1)	S-1	23.1	04/28/2006
23.2	Consent of Akin, Doherty, Klein & Feuge.	S-1	23.2	04/28/2006
23.3	Consent of DeGolyer and MacNaughton	S-1	23.3	04/28/2006
23.4	Consent of William M. Cobb & Associates, Inc.	S-1	23.4	04/28/2006
23.5	Consent of Netherland, Sewell & Associates, Inc.	S-1	23.5	04/28/2006
24.1	Power of Attorney	S-1	24.1	04/28/2006

*	Management contract or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 19th day of May, 2006.

THE EXPLORATION COMPANY OF DELAWARE, INC.

By:	/s/ James E. Sigmon
James E. Sigmon President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*	Chairman of the Board of Directors	May 19, 2006
Stephen M. Gose, Jr.
/s/ James E. Sigmon	President, Director, and Principal Executive Officer	May 19, 2006
James E. Sigmon
*	Director	May 19, 2006
Michael J. Pint
*	Director	May 19, 2006
Robert L. Foree, Jr.
*	Director	May 19, 2006
Alan L. Edgar
*	Director	May 19, 2006
Dennis B. Fitzpatrick
*	Director	May 19, 2006
Jon Michael Muckleroy

/s/ P. Mark Stark	Chief Financial Officer, Vice-President-Finance, and Principal	May 19, 2006
P. Mark Stark	Financial and Accounting Officer

* By James E. Sigmon pursuant to a Power of Attorney executed by the designated directors which Power of Attorney has previously been filed with the Securities and Exchange Commission.

By:	/s/ James E. Sigmon
James E. Sigmon, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of The Exploration Company of Delaware, Inc.	10-K	3.1	03/16/2006
3.2	Amended and Restated Bylaws of The Exploration Company of Delaware, Inc.	S-8 (333-87986)	3.1	05/10/2002
4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	04/28/2006
4.2	Registrant’s Rights Agreement, which includes: as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock; as Exhibit B thereto, Form of Right Certificate; as Exhibit C thereto, Summary of Rights to Purchase Preferred Shares.	8-K	4.1	06/29/2000
4.3	Subscription Agreement among The Exploration Company of Delaware, Inc., Kayne Anderson Energy Fund lI, L.P. and Gryphon Master Fund, L.P., dated as of August 1, 2003.	8-K	4.1	08/21/2004
4.4	Certificate of Designation of Redeemable Preferred Stock, Series B of The Exploration Company of Delaware, Inc.	8-K	4.2	08/21/2004
4.5	Rights Agreement, between the Registrant and Kayne Anderson Energy Fund II, L.P. and Gryphon Master Fund, L.P.	8-K	4.3	08/21/2004
4.6	Amendment to Subscription Agreement, dated August 5, 2003.	8-K	4.4	08/21/2004
4.7	Credit Agreement between the Registrant and Guaranty Bank, GSB, dated June 30, 2004.	10-Q	4	08/09/2004
4.8	First Amendment to Credit Agreement between the Registrant and Guaranty Bank, FSB as Lender, Effective as of March 24, 2005.	10-Q	4.1	05/10/2005
4.9	Waiver and Second Amendment to Credit Agreement, effective August 23, 2005.	10-Q	4.1	11/09/2005
4.10	Third Amendment to Credit Agreement between the Registrant and Guaranty Bank, FSB as Lender, Effective as of December 15, 2005.	10-K	4.9	03/16/2006
4.11	Form of Purchase Agreement dated March 30, 2006 by and among the Exploration Company of Delaware, Inc, and certain institutional investors	8-K	10.1	04/05/2006

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
4.12	Form of Registration Rights Agreement dated April 4, 2006 by and among the Exploration Company of Delaware, Inc, and certain institutional investors.	8-K	10.2	04/05/2006
5.1	Opinion and Consent of Jenkens & Gilchrist, P.C.	S-1	5.1	04/28/2006
10.1*	Employment Agreement between the Registrant and James E. Sigmon dated October 1, 1984.	10-K	10.1	11/27/1985
10.2*	1995 Flexible Incentive Plan.	DEF14A		04/28/1995
10.3*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		02/02/1999
10.4*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		04/16/2001
10.5*	Amendment to the 1995 Flexible Incentive Plan.	DEF14A		04/25/2003
10.6	Registrant’s Audit Committee Charter, as revised in January 2004, filed as Exhibit 10.21 to registrant’s Annual Report on Form 10-K, dated March 15, 2004.	10-K	10.21	03/15/2004
10.7	Energy Option Transaction Confirmation dated October 5, 2004, between the registrant and Macquarie Bank Limited OBU.	10-Q	10.1	11/09/2004
10.8	Letter of Credit Agreement dated October 7, 2004, between the registrant and Guaranty Bank.	10-Q	10.2	11/09/2004
10.9*	Sample of Amended and Restated Change of Control Letter Agreements issued to all employees during December 2004.	8-K	10.1	12/17/2004
10.10	Asset Exchange Agreement by and between Arrow River Energy, L.P. and the Registrant dated February 11, 2005.	10-Q	10.1	05/10/2005
10.11	Irrevocable Letter of Credit benefiting Coral Energy Holdings, L.P. issued March 7, 2005.	10-Q	10.2	05/10/2005
10.12	Purchase and Sale Agreement by and between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.1	11/09/2005
10.13	Assignment of Bill of Sale and Conveyance - Southern Lands between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.2	11/09/2005
10.14	Partial Assignment of Oil, Gas and Mineral Leases -Northern Lands between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.3	11/09/2005

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.15	Assignment - Comanche Ranch between the Registrant and CMR Energy, L. P. effective September 1, 2005.	10-Q	10.4	11/09/2005
10.16	Assignment - Glen Rose Rights between the Registrant and CMR Energy, L. P. effective September 1, 2005.	10-Q	10.5	11/09/2005
10.17	Affidavit of Non-Foreign Status between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.6	11/09/2005
10.18	Seismic Data License Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.7	11/09/2005
10.19	Transition Services Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.8	11/09/2005
10.20	Partial Release of Liens and Security Interests between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.9	11/09/2005
10.21	Operating Agreement between the Registrant and EnCana Oil & Gas (USA) Inc. effective September 1, 2005.	10-Q	10.10	11/09/2005
10.22	Release and Reassignment of Net Profits Interest between Registrant and Arrow River Energy L. P. effective September 1, 2005.	10-Q	10.11	11/09/2005
10.23	Sample Form of Restricted Stock Award	10-Q	10.1	05/10/2006
14.1	Code of Ethical Conduct for Senior Officers and Financial Managers.	10-K	14	03/15/2004
14.2	Code of Conduct for All Employees and Directors.	10-Q	14	05/10/2004
21.1	Subsidiaries of Registrant	S-1	21.1	04/28/2006
23.1	Consent of Jenkens & Gilchrist, P.C. (included in the Opinion filed as Exhibit 5.1)	S-1	23.1	04/28/2006
23.2	Consent of Akin, Doherty, Klein & Feuge.	S-1	23.2	04/28/2006
23.3	Consent of DeGolyer and MacNaughton	S-1	23.3	04/28/2006
23.4	Consent of William M. Cobb & Associates, Inc.	S-1	23.4	04/28/2006
23.5	Consent of Netherland, Sewell & Associates, Inc.	S-1	23.5	04/28/2006
24.1	Power of Attorney	S-1	24.1	04/28/2006

*	Management contract or compensatory plan or arrangement.